FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2005

GENERAL COMPANY OF GEOPHYSICS

(Translation of Registrant’s Name Into English)

1, rue Léon Migaux 91341 Massy France (33) 1 64 47 3000 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑          Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐          No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ___.)

FORWARD-LOOKING STATEMENTS

     This document includes forward-looking statements. We have based these forward-looking statements on our current views and assumptions about future events.

     These forward-looking statements are subject to risks, uncertainties and assumptions we have made, including, among other things:

•	changes in international economic and political conditions, and in particular in oil and gas prices;

•	our ability to reduce costs;

•	our ability to finance our operations on acceptable terms;

•	the timely development and acceptance of our new products and services;

•	the effects of competition;

•	political, legal and other developments in foreign countries;

•	the timing and extent of changes in exchange rates for non-U.S. currencies and interest rates;

•	the accuracy of our assessment of risks related to acquisitions, projects and contracts, and whether these risks materialize;

•	our ability to integrate successfully the businesses or assets we acquire;

•	our ability to sell our seismic data library;

•	our ability to access the debt and equity markets during the periods covered by the forward-looking statements, which will depend on general market conditions and on our credit ratings for our debt obligations; and

•	our success at managing the risks of the foregoing.

     We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this document might not occur.

PRESENTATION OF FINANCIAL INFORMATION

     The financial information for the three months ended March 31, 2005 and 2004 contained in this current report on Form 6-K is unaudited and has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as released at December 31, 2004 and apply to accounting periods beginning on or after January 1, 2005. The standards we used are those endorsed by the European Union (“EU”) together with those standards and interpretations that have been issued by the International Accounting Standards Board (“IASB”) but had not been endorsed by the EU by March 31, 2005. The 2004 comparative information, which we originally presented in accordance with accounting principles generally accepted in France (“French GAAP”) in our current report on Form 6-K submitted to the SEC on May 13, 2004, has been restated to conform to IFRS.

     These are our first IFRS consolidated financial statements. We chose to apply standard IAS 39 starting January 1, 2004 to ensure that our 2004 financial statements are comparable to our 2005 financial statements. This current report on Form 6-K applies reporting and terminology in compliance with IFRS.

     IFRS differs in certain significant respects from our financial statements prepared in accordance with French GAAP, including our financial statements as of and for the years ended December 31, 2004, 2003 and 2002 included in our annual report on Form 20-F filed with the SEC on April 18, 2005. Our financial statements prepared in accordance with IFRS as endorsed by the EU are not comparable to our financial statements prepared in accordance with French GAAP. Details of changes in accounting policies and their financial impact are set out in (i) the section “Transition to IFRS Accounting” in our annual report on Form 20-F, which describes the changes between the formerly applied French GAAP and IFRS as endorsed by the EU and (ii) our report on Form 6-K submitted May 12, 2005 related to our transition to from French GAAP to IFRS as endorsed by the EU.

     Further standards and interpretations may be issued that will be applicable for financial years beginning on or after 1 January 2005 or that are applicable to later accounting periods but may be adopted early. Our first IFRS financial statements may, therefore, be prepared in accordance with some different accounting policies from the financial information presented in this report.

     Additionally, IFRS is currently being applied in France and in a large number of other countries simultaneously for the first time. Furthermore, due to a number of new and revised standards included within the body of standards that comprise IFRS, there is not yet a significant body of established practice on which to draw in forming opinions regarding interpretation and application. Accordingly, practice is continuing to evolve. At this preliminary stage, therefore, the full financial effect of reporting under IFRS as it will be applied and reported on in our first annual IFRS financial statements cannot be determined with certainty and may be subject to change.

     IFRS differs in certain significant respects from accounting principles generally accepted in the United States (“U.S. GAAP”). Notes 3 describes the principal differences between IFRS and U.S. GAAP as they relate to the Group, and reconcile net income and shareholders’ equity to U.S. GAAP as of and for the period ended March 31, 2005.

PART I

Item 1: FINANCIAL STATEMENTS

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE, S.A.

CONSOLIDATED BALANCE SHEETS

	March 31,	December 31,
(amounts in € millions)	2005	2004
	(unaudited)
ASSETS
Cash and cash equivalents	79.8	130.6
Trade accounts and notes receivable, net	238.9	204.8
Inventories and work-in-progress, net	87.1	81.4
Income tax assets	3.9	4.0
Other current assets, net	36.8	48.7
Total current assets	446.5	469.5
Deferred tax assets	32.4	31.5
Investments and other financial assets, net	13.7	12.5
Investments in companies under equity method	32.1	30.8
Property, plant and equipment, net	206.4	204.1
Goodwill and intangible assets, net	223.8	225.2
Total non-current assets	508.4	504.1
TOTAL ASSETS	954.9	973.6
LIABILITIES AND SHAREHOLDERS’ EQUITY
Bank overdrafts	6.4	2.8
Current portion of financial debt	27.9	73.1
Trade accounts and notes payable	92.5	98.3
Accrued payroll costs	51.9	47.6
Income taxes payable	23.7	24.0
Advance billings to customers	19.5	13.2
Provisions – current portion	17.5	14.2
Other current liabilities	18.7	22.8
Total current liabilities	258.1	296.0
Deferred tax liabilities	27.9	26.7
Provisions – non-current portion	16.7	16.0
Financial debt	178.9	177.2
Other non-current liabilities	20.8	19.8
Total non-current liabilities	244.3	239.7
Common stock, 28,424,116 shares authorized 11,742,580 shares with a €2 nominal value issued and outstanding at March 31, 2005; 11,682,218 at December 31, 2004	23.5	23.4
Additional paid-in capital	176.4	173.4
Retained earnings	234.1	214.5
Treasury shares	1.9	1.8
Net income (loss) for the period – Attributable to the Group	5.0	19.5
Convertible bond – equity component	9.7	9.7
Income and expense recognized directly in equity	(0.1)	3.7
Cumulative translation adjustment	(7.7)	(17.2)
Total shareholders’ equity	442.8	428.8
Minority interests	9.7	9.1
Total shareholders’ equity and minority interests	452.5	437.9
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	954.9	973.6

See notes to Consolidated Financial Statements

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE, S.A.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(amounts in € millions, except per share data)

	Three months ended
	March 31,
	2005	2004
Operating revenues	190.4	161.8
Cost of operations	(149.9)	(127.6)
Gross profit	40.5	34.2
Research and development expenses — net	(7.7)	(5.9)
Selling, general and administrative expenses	(19.8)	(19.3)
Other revenues (expenses) — net	0.9	5.9
Operating income	13.9	14.9
Cost of financial debt	(5.4)	(6.0)
Other financial income (loss)	0.9	(1.4)
Income from consolidated companies before income taxes	9.4	7.5
Income taxes	(8.1)	(4.6)
Net income from consolidated companies	1.3	2.9
Equity in income (losses) of investees	3.8	2.1
Net income	5.1	5.0
Attributable to :
Shareholders	5.0	5.0
Minority interest	0.1	—
Weighted average number of shares outstanding	11 742 580	11 680 718
Dilutive potential shares from stock-options	215 151	42 496
Dilutive potential shares from convertible bonds	— (a)	—
Dilutive weighted average number of shares outstanding	11 957 731	11 723 214
Net earning per share
Basic	0.43	0.43
Diluted	0.43	0.43

(a) For the period ended March 31, 2005, the effect of convertible bonds was anti-dilutive.

See notes to Consolidated Financial Statements

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE, S.A.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(amounts in € millions)

	Three months ended March 31,
	2005	2004
OPERATING
Net income (loss)	5.1	5.0
Depreciation and amortization	16.1	16.7
Multi-client surveys amortization	14.0	12.5
Variance on provisions	3.6	(1.1)
Unrealized gain & losses on fair value change	—	0.1
Expense & income calculated on stock-option	0.1	0.1
Net gain on disposal fixed assets	0.3	(0.3)
Income of equity affiliates (net of dividends)	0.4	(2.1)
Other non-cash items	0.1	(1.8)
Net cash after cost of net debt and income taxes	39.7	29.1
Cost of net financial debt	5.4	6.1
Income taxes expenses	8.1	4.6
Net cash before cost of net debt and income taxes	53.2	39.8
Income taxes paid	(6.7)	(4.2)
Net cash before changes in working capital	46.5	35.6
- change in trade accounts receivables net	(24.7)	(6.6)
- change in inventories	(4.4)	(4.7)
- change in other currents assets	2.9	11.2
- change in suppliers	(4.7)	(4.9)
- change in other current liabilities	(1.1)	2.6
- impact of changes in exchange rate	3.3	8.1
Net cash provided by operating activity	17.8	41.3
INVESTING
Total investment tangible & intangible assets (included payables to fixed assets suppliers variation)	(13.5)	(6.7)
Increase non-exclusive surveys	(6.3)	(18.0)
Proceeds from disposals tangible and intangible	—	0.7
Total net proceeds from financial assets	—	—
Total net acquisition of Investments	(0.4)	(27.9)
Impact of change in consolidation scope	—	—
Variation in loans granted	0.4	0.1
Variation in subsidies	0.1	(0.8)
Variation in other financial assets	(0.2)	(0.1)
Acquisition & proceeds Group	—	—
Cash flow from investing activities	(19.9)	(52.7)
FINANCING
Decrease in long-term debts	(55.4)	(3.8)
Total increase in long-term debts	1.2	5.1
Reimbursement on leasing	(2.4)	(2.9)
Change in short-term loans	3.5	(1.4)
Financial interest paid	(2.9)	(0.4)
Net proceeds from capital increase
- from shareholders	3.1	—
- from minority interest of integrated companies	—	—
Dividends paid and share capital reimbursements
Buying & sales of own shares	0.1	(0.4)
Net cash provided by financial activities	(52.8)	(3.8)
Effects of exchange rate changes on cash	4.1	1.9
Net increase (decrease) in cash and cash equivalents	(50.8)	(13.3)
Cash and cash equivalents at beginning of year	130.6	96.4
Cash and cash equivalents at end of period	79.8	83.1

See notes to Consolidated Financial Statements

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE, S.A.

CONSOLIDATED STATEMENTS OF CHANGES
IN UNAUDITED CONSOLIDATED SHAREHOLDERS’ EQUITY

(amounts in € millions)

							Income and expense	Cumulative			Total shareholders’
	Number of shares		Additional paid-in			Convertible bonds –	recognized directly	translation	Total shareholders’		equity and minority
	issued	Share capital	capital	Retained earnings	Treasury shares	equity component	in equity	adjustment	equity	Minority interest	interest
Balance at January 1, 2004	11 680 718	23.4	292.7	94.7	(0.8)	—	9.2	—	419.2	8.8	428.0
Capital increase	1 500
Net income				19.5					19.5	1.0	20.5
Cost of share-based payment				0.5					0.5		0.5
Operations on treasury shares					2.6				2.6		2.6
Income and expense recognized directly in equity							(5.5)	(17.2)	(22.7)	(0.7)	(23.4)
Others			(119.3)	119.3		9.7			9.7		9.7
Balance at December 31, 2004	11 682 218	23.4	173.4	234.0	1.8	9.7	3.7	(17.2)	428.8	9.1	437.9
Capital increase	60 362	0.1	3.0						3.1		3.1
Net income				5.0					5.0	0.1	5.1
Cost of share-based payment				0.1					0.1		0.1
Operations on treasury shares					0.1				0.1		0.1
Income and expense recognized
directly in equity							(3.8)	9.5	5.7	0.5	6.2
Others
Balance at March 31, 2005	11 742 580	23.5	176.4	239.1	1.9	9.7	(0.1)	(7.7)	441.9	9.7	451.6

See notes to Consolidated Financial Statements

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE, S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

     Note 1 — Summary of significant accounting policies

     Pursuant to European regulation n°1606/2002 dated July 19, 2002, the accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and its interpretations adopted by the International Accounting Standards Board (IASB). These are the first IFRS consolidated financial statements of CGG and its subsidiaries (the “Group”). They include comparative information for the period of 2004 using the same standards.

     In accordance with IFRS 1, the Group prepared an opening balance sheet at January 1, 2004, the starting point for applying IFRS and the date at which the impacts related to the transition have been recognized in equity.

     International Financial Reporting Standards differ in certain significant respects from accounting principles generally accepted in the United States (“U.S. GAAP”). Notes 3 describes the principal differences between IFRS and U.S. GAAP as they relate to the Group, and reconcile net income and shareholders’ equity to U.S. GAAP as of and for the period ended March 31, 2005.

     The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Note 2 — Analysis by operating segment and geographic zone

     The following tables present operating revenues by activities and by geographic zone based on the location of the customer, operating income and identifiable assets by operating segment.

     The Group principally services the oil and gas exploration and production industry and currently operates in two industry segments:

•	Services, which consist of (i) land seismic acquisition, (ii) marine seismic acquisition, and (iii) data processing, and data management;

•	Products, which consist of the manufacture and sale of equipment involved in seismic data acquisition, such as recording and transmission equipment and vibrators for use in land seismic acquisition, and software development and sales.

Revenues by Activity

     The following table sets forth our consolidated operating revenues by activity, and the percentage of total consolidated operating revenues represented thereby, during each of the periods stated:

	Three months ended March 31,
	2005		2004
	(in € millions, except percentages)
Land SBU	22.5	12%	24.7	15%
Offshore SBU	66.9	35%	34.9	21%
Processing & Reservoir SBU	24.0	13%	23.5	15%

Total Services	113.4	60%	83.1	51%
Products	77.0	40%	78.7	49%

Total	190.4	100%	161.8	100%

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE, S.A.

Revenues by geographic zone

     The following table sets forth our consolidated operating revenues by geographic zone, and the percentage of total consolidated operating revenues represented thereby, during each of the periods stated:

     Analysis of operating revenues by origin

	Three months ended March 31,
	2005		2004
	(in € millions, except percentages)
France	63.7	34%	72.6	45%
Rest of Europe	12.7	7%	8.7	5%
Asia-Pacific/Middle East	56.0	29%	27.8	17%
Africa	8.3	4%	15.3	10%
Americas	49.7	26%	37.4	23%

Total	190.4	100%	161.8	100%

     Analysis of operating revenues by location of customers

	Three months ended March 31,
	2005		2004
	(in € millions, except percentages)
France	1.9	1%	4.8	3%
Rest of Europe	26.9	14%	24.3	15%
Asia-Pacific/Middle East	89.1	47%	67.4	42%
Africa	22.9	12%	24.8	15%
Americas	49.6	26%	40.5	25%

Total	190.4	100%	161.8	100%

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE, S.A.

Analysis by operating segment

	Three months ended March 31,
	2005 (unaudited)					2004 (unaudited)
			Eliminations					Eliminations
			and		Consolidated			and		Consolidated
	Services	Products	Adjustments		Total	Services	Products	Adjustments		Total
	(in € millions)					(in € millions)
Revenues from unaffiliated customers	113.4	77.0	—		190.4	83.1	78.7	—		161.8
Inter-segment revenues	0.2	3.6	(3.8)		—	0.8	4.1	(4.9)		—
Operating revenues	113.6	80.6	(3.8	)(a)	190.4	83.9	82.8	(4.9	)(a)	161.8
Operating income (loss)	0.1	15.7	(1.9)		13.9	(6.8)	23.0	(1.3)		14.9
Equity in income (loss) of investees	3.8	—	—		3.8	2.1	—	—		2.1
Capital expenditures (b)	14.1	4.4	—		18.5	30.1	2.0	(0.5)		31.6
Depreciation and amortization (c)	27.1	4.1	(1.1)		30.1	27.0	3.6	(1.4)		29.2
Corporate assets amortization					—					—
Investments in companies under equity method	—	—	—		—	—	—	—		—
Identifiable assets	550.5	332.4	(43.0)		839.9	587.9	290.0	(37.8)		840.1
Unallocated and corporate assets					115.0					113.0

Total Assets					954.9					953.1

(a)	Includes general corporate expenses of €2.8 million for the three months ended March 31, 2005 and €2.5 million for the comparable period in 2004.

(b)	Includes investments in multi-client surveys of €6.3 million for the first three months ended March 31, 2005 and €18.0 million for the first three months ended March 31, 2004, equipment acquired under capital leases of €0.2 million for the first three months ended March 31, 2005 and €7.5 million for the first three months ended March 31, 2004, and development costs capitalized for €1.0 million for the first three months ended March 31, 2005 and €0.6 million for the comparable period of 2004, in the Services segment. Capitalized development costs in the Products segment were €0.8 million for the three months ended March 31, 2005 and €0.5 million for the comparable period of 2004.

(c)	Includes multi-client survey amortization of €14.0 million for the first three months ended March 31, 2005 and €12.5 million for the comparable period of 2004.

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE, S.A.

     Note 3 — Reconciliation to u.s. gaap

A — Summary of differences between accounting principles followed by the group and u.s. gaap

The accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed by the European Union, which differ in certain significant respects from U.S. GAAP. These differences relate mainly to the following items, and the necessary adjustments are shown in the tables in section B below.

Goodwill
Under IFRS, we no longer amortize goodwill beginning January 1, 2004. Under US GAAP, we no longer amortize goodwill beginning January 1, 2002.

Deferred taxes

Under IFRS, deferred tax assets or liabilities, related to non-monetary assets or liabilities that are remeasured from the local currency into the functional currency using historical exchange rates and that result from changes in exchange rates, are recognized.

Under U.S. GAAP, deferred tax liabilities or assets are not recognized for differences related to assets and liabilities that, under FASB Statement N°52 (“Foreign Currency Translation”), are remeasured from the local currency into the functional currency using historical exchange rates and that result from changes in exchange rates.

Currency translation adjustment

Under IFRS, the accumulated total of translation adjustments at January 1, 2004 has been reversed against consolidated reserves. As a consequence, all gains and losses linked to the currency translation adjustment on entities that are sold or that exit our scope of consolidation are computed on the basis of the restated currency translation adjustment.

Under U.S. GAAP, historical values are maintained for currency translation adjustment and thus for calculation of gains and losses linked to the currency translation adjustment on entities that are sold or that exit our scope of consolidation.

Stock-based compensation

Under IFRS, stock options granted to employees are included in the financial statements using the following principles: the stock option’s fair value is determined on the granting date and is recognized in personnel costs on a straight-line basis over the vesting period between the grant date and the end of the vesting period. Stock option fair value is calculated using the Black & Scholes model, only for stock-options plans granted since November 7, 2002.

Under U.S. GAAP, a compensation cost equal to the excess, if any, of the market price of the underlying shares at the date of grant over the exercise price of the option is recognized through the income statement on all stock-options plans granted by the Group (intrinsic value method).

Development costs

Under IFRS, expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalised if:

•	the project is clearly defined, and costs are separately identified and reliably measured,

•	the product or process is technically and commercially feasible,

•	the Group has sufficient resources to complete development.

Under U.S. GAAP, all expenditures related to research and development are recognized as an expense in the income statement.

Convertible bonds

Under IFRS, the equity component of convertible bonds is calculated as the excess of the issue proceeds over the present value of the future interest and principal payments, discounted at the market rate of interest applicable to similar liabilities that do not have a conversion option. The interest expense recognized in the income statement is calculated using the effective interest rate method.

Under U.S. GAAP, when the convertible debt is qualified as conventional, the beneficial conversion feature related to this debt, assessed as a difference between the fair value and the face value of the bond, is classified from financial debt to equity. This beneficial conversion feature is then realized through profit and loss over the debt lifetime.

Moreover, under U.S. GAAP, embedded derivatives in the terms of the bonds contract that do not qualify as “closely related” to the contract should be recognized at fair value.

As regards subordinated bonds convertible into new ordinary shares or redeemable into new shares and/or existing shares and/or in cash (the “Bonds”) issued in 2004, there is an embedded derivative that can not be reliably assessed, corresponding to the clause of early redemption (see note 10 to our consolidated annual financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2004). The probability for this clause to occur being uncertain, the related embedded derivative cannot be measured reliably and thus is not recognized by the Group in its U.S. GAAP financial statements.

Redemption of debt

Under IFRS, with respect to the early redemption of the senior notes, the difference between the reacquisition price and the net carrying value of the senior notes is recognized as soon as the offer to redeem the senior notes is irrevocable.

Under U.S. GAAP, with respect to the early redemption of the senior notes, the difference between the reacquisition price and the net carrying value of the senior notes (net of issuance costs and premium) may be recognized only upon the redemption and cancellation of the senior notes.

Derivative instruments and hedging activity

Under IFRS, derivative instruments used as hedges are recognized in the balance sheet. The gain or loss on reassessment to fair value is recognized immediately in profit or loss. However, where derivatives qualify for hedge accounting, recognition of any resultant gain or loss is as follows (Cash flow hedges):

•	changes in the fair value of the effective hedged amount are accounted for in shareholders’ equity. The ineffective portion is recorded in “Other financial income (loss)”,

•	changes in the fair value of derivatives eligible to fair value hedge accounting are recorded in “Other operating income (loss)”, where they offset the changes in the fair value of the hedged assets, liabilities and firm commitments.

Under U.S. GAAP beginning January 1, 2001 with the adoption of SFAS No. 133,(“Accounting for Derivative Instrument and Hedging Activities”) all derivative instruments are recorded in the balance sheet at fair value, including embedded derivatives in long-term contracts in foreign currencies (primarily U.S. dollar), revenues and expenses with a non-U.S. client or supplier are recognized at the forward exchange rate negotiated at the beginning of the contract. The variation of fair market value of the embedded derivative foreign exchange contracts is recognized in earnings.

Comprehensive income
Comprehensive income includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. In our consolidated financial statements, the concept of comprehensive income correspond to the caption Gains and losses directly recognized in equity in IFRS consolidated statements.

In U.S. GAAP financial statements, comprehensive income and its components must be displayed in a statement of comprehensive income.

For us, this statements includes, in addition to net income:

•	changes in the cumulative translation adjustment related to consolidated foreign subsidiaries,

•	changes in the fair value of derivative instruments designed as cash flow hedges meeting the criteria established by SFAS 133; and

•	changes in the amount of the additional minimum pension liability due to actuarial losses.

COMPAGNIE GÉNÉRALE DE GÉOPHYSIQUE, S.A.

B — Reconciliation of net income and shareholders’ equity to U.S. GAAP

Consolidated Net Income

	March 31,
	2005	2004
( in € millions, except per share data)	(unaudited)	(unaudited)

Net income (loss) as reported in the Statement of Operations	5.1	5.0
Deferred tax (FAS 109)	0.5	0.8
Loss on extinguishment of debt	(2.8)	—
Cancellation of IFRS currency translation adjustment	3.6	—
Cancellation of IFRS capitalization of development costs	(1.6)	(1.0)
Derivative instruments	10.0	5.3

Net income (loss) according to U.S. GAAP	14.8	10.1	(b)

Weighted average number of shares outstanding	11 742 580	11 680 718
Dilutive potential shares from stock-options	215 151	42 496
Dilutive potential shares from convertible bonds	— (a)	—

Dilutive weighted average number of shares outstanding	11 957 731	11 723 214
Basic for common stock holder	1.11	0.86
Basic for bond holder	1.26	—
Diluted for common stock holder	1.09	0.86
Diluted for bond holder	1.26	—

(a)	For the period ended March 31, 2005, the effect of convertible bonds was anti-dilutive.

(b)	Including the restatement on purchase accountings at March 31, 2004, of negative €0.9 million.

Shareholders’ equity

(in € millions)	March 31,	December 31,
	2005	2004
	(unaudited)	(unaudited)
Shareholders’ equity as reported in the Consolidated Balance Sheets	442.8	428.8
Goodwill amortization (FAS 142) (b)	12.6	12.6
Deferred tax (FAS 109) (b)	(9.7)	(9.6)
Loss on extinguishment of debt		2.8
Treasury shares	—	(0.6)
Stock options	(0.7)	(0.6)
Cancellation of IFRS tangible assets adjustment	(7.1)	(7.1)
Cancellation of IFRS capitalization of development costs (b)	(8.1)	(6.5)
Adjustment on IFRS Onex equity component	(9.0)	(9.0)
Derivative instruments	(3.9)	(14.4)

Shareholders’ equity according to U.S. GAAP (a)	416.9	396.4

(a)	Including Comprehensive income of €16.7 million at March 31, 2005 and Comprehensive loss of €19.6 million at December 31, 2004.

(b)	This amount is net of cumulative currency translation adjustment effect.

Item 2: MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Factors Affecting Results of Operations

     We divide our businesses into two segments, geophysical services and geophysical products. Operationally, our Services segment is conducted through both CGG and our subsidiaries and is organized into three strategic business units, or SBUs:

•	the Land SBU, for land and shallow water seismic acquisition activities;

•	the Offshore SBU, for marine seismic acquisition activities, multi-client library sales; and

•	the Processing & Reservoir SBU, for seismic data processing, data management and reservoir studies.

     Our Products segment is made up of our equipment development and manufacturing activities, which we conduct through Sercel and its subsidiaries.

     Overall demand for geophysical services is dependent upon spending by oil and gas companies for exploration, production development and field management activities. We believe the level of spending depends on the perception of oil and gas companies of the relationship between proven future reserves and their expectations regarding future energy consumption.

     After many years of strong growth, the geophysical market in 1999, following a sharp drop in the price of oil, experienced a deep recession, which we believe resulted in a reduction of more than 40% in industry revenues compared to 1998. The geophysical market (particularly the offshore segment) has gradually improved since 1999 in terms of both volumes of sales and prices (with an acceleration since mid-2004).

     However, despite this improvement and significantly increased oil and gas prices, the seismic services market has not yet returned to pre-1999 activity or price levels.

     We believe that two factors have contributed to the unusual situation in recent years of increasing oil and gas prices but a weak seismic services market. First, global geopolitical uncertainty, particularly following the events of September 11, 2001 and the conflict in Iraq in 2003, has harmed the confidence and visibility that are essential to our clients’ long term decision-making processes. As a consequence, they have delayed or cancelled many projects. Second, geophysical service providers have generally not reacted efficiently to the difficult industry environment and have, in particular, failed to adjust their capacity in response to reduced demand.

     As a result, excess supply in the seismic services market has applied downward pricing pressure through the first half of 2004.

     We believe that during 2004, oil and gas companies (including both the major multinational oil companies and the national oil companies) and the large oil and gas consuming nations became aware of a growing and potentially lasting imbalance between the supply and demand for hydrocarbons. A rapid rise in world consumption requirements, particularly in China and India, resulted in demand growing more rapidly than anticipated. At the same time, the excess production capacity of OPEC appears to have reached historical lows, focusing attention on existing production capacities and available reserves. These market pressures from the both the supply and demand sides produced a sharp rise in oil and gas prices.

     This recognition of a possible structural imbalance between hydrocarbon supply and demand may lead the oil and gas industry to increase capital expenditures in exploration and production, which we expect would be beneficial for the seismic services market. We believe that seismic services are an important element of efforts to find new reserves and to extract more oil from existing reservoirs.

     While this new market situation may lead to improve sales volumes and prices for geophysical products and services, our belief that the seismic industry should consolidate remains unchanged. We believe that the goal of any such consolidation would be to exploit synergies and to promote the emergence of seismic operators possessing larger financial and technological bases.

Land SBU restructuring plan

     Our results of operations in recent years have been affected by increasingly intense competition in the land acquisition markets, particularly as Chinese seismic services entrants have expanded their international market share. This situation led us to reassess our strategy and geographical presence in certain land acquisition markets.

     In response, we launched a restructuring program in September 2003 to substantially lower our fixed costs, which included a workforce reduction affecting 250 employees and the disposal of seismic acquisition inventories and assets for a total cost of €19 million.

     In 2004, we spent €11.0 million on the restructuring plan out of a €12.1 million provision in our books at December 31, 2003. In the three-month period ending March 31, 2005, we spent €0.1 million on the restructuring plan.

     Both in terms of cost savings and operational reorganization, the restructuring plan is progressing in conformity with its initial objectives.

Foreign Exchange Fluctuations

     As a company that derives a substantial amount of its revenue from sales internationally, our results of operations are affected by fluctuations in currency exchange rates. In each of the years ended December 31, 2004, 2003 and 2002, over 90% of our operating revenues and approximately two-thirds of our operating expenses were denominated in currencies other than the euro. These included the U.S. dollar and, to a significantly lesser extent, other non-euro Western European currencies, principally the British pound and the Norwegian kroner. In addition, a significant portion of our revenues that were invoiced in euros related to contracts that were effectively priced in U.S. dollars, as the U.S. dollar often serves as the reference currency when bidding for contracts to provide geophysical services.

     Fluctuations in the exchange rate of the euro against such other currencies, particularly the U.S. dollar, have had in the past and can be expected in future periods to have a significant effect upon our results of operations.

     Since we participate in competitive bids for data acquisition contracts that are denominated in U.S. dollars, an appreciation of the U.S. dollar against the euro improves our competitive position against that of other companies whose costs and expenses are denominated in U.S. dollars.

     For financial reporting purposes, such appreciation positively affects our reported results of operations since U.S. dollar-denominated earnings that are converted to euros are stated at an increased value. A depreciation of the U.S. dollar against the euro, such as has occurred since the second half of 2003, has the opposite effect.

     In order to present trends in our business that may be obscured by currency fluctuations, we have translated certain euro amounts in this Operating and Financial Review and Prospects into U.S. dollars.

Revenues and backlog

     Our revenues for the three months ended March 31, 2005 increased 18% to €190.4 million from €161.8 million for the comparable period of 2004. Expressed in U.S. dollars, our consolidated operating revenues for the three months ended March 31, 2005 increased 25% to U.S.$252.2 million from U.S.$201.7 million for the comparable period of 2004. The increase resulted mainly from our Offshore SBU, in which revenues increased 91.7% (104% in U.S. dollar terms) between the three months ended March 31, 2005 and the comparable period of 2004.

Our backlog as of May 1, 2005 was €374 million (U.S.$485 million) compared to €255 million (U.S.$305 million) as of May 1, 2004.

Acquisitions and disposals

On February 14, 2005, we ended our cooperation agreements with PT Alico. On that date, PT Alico, which was fully consolidated in our accounts until 2004 as a consequence of our contractual relationship with them, was excluded from our scope of consolidation. Under our agreements with PT Alico, we indemnified them against certain specific risks. This liability is limited and has been accrued in the financial statements as of December 31, 2004. The liability will expire on June 30, 2006, at which date we will have no further commitment to PT Alico or its shareholders.

10⅝% Senior Notes due 2007

On January 26, 2005, we redeemed U.S.$75 million principal amount of our 10⅝% senior notes due 2007. We paid an early redemption premium of 5.3125% of the aggregate principal amount of notes redeemed (U.S.$4.0 million) plus accrued and unpaid interest. The total cost to us of the redemption was therefore approximately U.S.$79 million plus the accrued interest.

7½% Senior Notes due 2015

On April 28, 2005, we issued U.S.$165 million aggregate principal amount of 7½% senior notes due 2015 guaranteed by certain subsidiaries. We will use the net proceeds from the offering to redeem and pay accrued interest on all of the remaining outstanding U.S.$150 million aggregate principal amount of our 10⅝% senior notes due 2007, which remain outstanding. We anticipate the redemption in full of our 10⅝% senior notes due 2007 will occur on May 31, 2005.

Renewed time chart

We renewed the time chart of the seismic vessel LAURENTIAN in April 2005 with modified contractual conditions, which will lead to its recognition as capital lease in the second quarter of 2005. The total lease obligation is U.S.$27.8 million (€21.4 million), of which U.S.$18.9 million (€14.6 million) corresponds to capital lease.

Critical Accounting Policies

Our significant accounting policies, which we have applied consistently in all material respects, are more fully described in our report on Form 6-K submitted May 12, 2005 related to our transition to IFRS. However, certain of our accounting policies are particularly important to the portrayal of our financial position and results of operations. As we must exercise significant judgment when we apply these policies, their application is subject to an inherent degree of uncertainty. We believe the following critical accounting policies require our more significant judgments and affect estimates used in the preparation of our consolidated financial statements.

Multi-client survey accountings

Multi-client surveys consist of seismic surveys to be licensed to customers on a non-exclusive basis. All costs directly incurred in acquiring, processing and otherwise completing seismic surveys are capitalized into the multi-client library. The value of our multi-client library is stated on our balance sheet at the aggregate of those costs less accumulated amortization or at fair value, if lower. We review the library for potential impairment of our independent surveys on an ongoing basis.

Revenue recognition:
Revenues related to multi-client surveys result from pre-commitments and licenses after completion of the surveys (“after-sales”).

Pre-commitments — Generally, we obtain pre-commitments from a limited number of customers before a seismic project is completed. These pre-commitments cover part or all of the survey area blocks. In return for the pre-commitment, the customer typically gains the ability to direct or influence the project specifications, advance access to data as it is being acquired, and favorable pricing. We recognize pre-commitments as revenue in each period based on the ratio of project cost incurred during that period to total estimated project cost. We believe this ratio to be generally consistent with the physical progress of the project.

After-sales— Generally, we grant a license entitling non-exclusive access to a complete and ready for use, specifically defined portion of our multi-client data library in exchange for a fixed and determinable payment. We recognize after sales revenue upon the client executing a valid license agreement and having been granted access to the data. Within thirty days of execution and access, the client may exercise our warranty that all the data conforms to technical specifications.

After-sales volume agreements — We enter into a customer arrangement in which we agree to grant licenses to the customer for access to a specified number of blocks of the multi-client library. These arrangements typically enable the customer to select and access the specified blocks for a limited period of time. We recognize revenue when the blocks are selected and the client has been granted access to the data.

Amortization: We amortize the multi-client surveys over the period during which the data is expected to be marketed using a pro-rata method based on recognized revenues as a percentage of total estimated sales (such estimation relies on the historical sales track record). In this respect, we use three different sets of parameters depending on the area or type of surveys considered:

•	Gulf of Mexico surveys are amortized on the basis of 66.6% of revenues. Starting at the time of data delivery, a minimum straight-line depreciation scheme is applied on a three years period, should total accumulated depreciation from the 66.6% of revenues amortization method be below this minimum level;

•	Rest of the world surveys: same as above, except depreciation is 83.3% of revenues and straight-line depreciation is over a five year period from data delivery; and

•	Long term strategic 2D surveys are amortized on the basis of revenues according to the above area split and straight-line depreciation over a seven years period from data delivery.

Exclusive survey accounting (Proprietary/ Contract services)

     In exclusive surveys, we perform seismic services for a specific customer. We recognize proprietary/ contract revenue as the services are rendered. We recognize exclusive survey revenue in each period based on the ratio of project cost incurred during that period to total estimated project cost. We believe this ratio to be generally consistent with the physical progress of the project.

Other geophysical services

     Revenue from our other geophysical services is recognized as the services are performed.

Research and development

     We recognize expenditures on research activities that are undertaken with the prospect of gaining new scientific or technical knowledge and understanding in the income statement as they are incurred.

     We capitalize expenditures on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes if:

•	the project is clearly defined and costs are separately identified and reliably measured,

•	the product or process is technically and commercially feasible, and

•	we have sufficient resources to complete development.

     The expenditures capitalized include the cost of materials, direct labor and an appropriate proportion of overhead costs. We record other development expenditures in the income statement as they are incurred. Capitalized development expenditures are stated at cost less accumulated amortization and impairment losses.

     Impairment

     We review the book value of our assets, other than inventories and deferred tax assets, at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, we estimate the asset’s recoverable amount. Factors we consider important and that could trigger an impairment review include the following:

•	significant underperformance relative to expected operating results based upon historical and/or projected data;

•	significant changes in the manner of our use of the acquired assets or the strategy for our overall business; and

•	significant negative industry or economic trends.

     For goodwill, assets that have an indefinite useful life and intangible assets that are not yet available for use, the recoverable amount is estimated at each balance sheet date.

     We record an impairment loss whenever the carrying amount of an asset exceeds its recoverable amount. For an asset that does not generate largely independent cash inflows, we determine the recoverable amount for the cash-generating unit to which the asset belongs.

     We record impairment losses in our income statement. We allocate impairment losses in respect of cash-generating units, first, to reduce the carrying amount of any goodwill allocated to cash-generating units (group of units) and, then, to reduce the carrying amount of the other assets in the unit (group of units) on a pro rata basis.

Derivative financial instruments

     We use derivative financial instruments to hedge our exposure to foreign exchange fluctuations in our operational, financing and investment activities. In accordance with our treasury policy, we do not enter into derivative financial instruments for trading purposes. However, we account for derivatives that do not qualify for hedge accounting as trading instruments.

     We record derivative financial instruments initially at cost. Thereafter, we record derivative financial instruments at fair value. We recognize any gain or loss immediately in our income statement. However, where derivatives qualify for hedge accounting, recognition of any resulting gain or loss depends on the nature of the item being hedged.

     The fair value of forward exchange contracts is their quoted market price at the balance sheet date, which is the present value of the quoted forward price.

Hedging (Cash flow hedges)

     When a derivative financial instrument is designated as a hedge of the variability in cash flows of an asset, a liability, or a highly probable forecasted transaction, we recognize the effective part of any gain or loss on the derivative financial instrument directly in shareholders’ equity. If the forecasted transaction subsequently results in the recognition of a non-financial asset or non-financial liability, we remove the associated cumulative gain or loss from equity and included it in the initial cost or other carrying amount of the non-financial asset or liability. If a hedge of a forecasted transaction subsequently results in the recognition of a financial asset or a financial liability, the associated gains and losses that were recognized directly in equity are reclassified into the income statement in the same period or periods during which the asset acquired or liability assumed affected the income statement (i.e., when interest income or expense was recognized). For cash flow hedges other than those described in the two preceding sentences, we remove the associated cumulative gain or loss from shareholders’ equity and recognize it in our income statement for the same period or periods during which the hedged forecast transaction affected the income statements. We recognize the ineffective part of any gain or loss immediately in the income statement under “Other financial income (loss)”.

     When a hedging instrument expires or is sold, terminated or exercised, or the entity revokes designation of the hedge relationship but the hedged forecast transaction is still expected to occur, the cumulative gain or loss at that point remains in shareholders’ equity and is recognized in accordance with the policy described above when the transaction occurs. If the hedged transaction is no longer expected to take place, we recognize the cumulative unrealized gain or loss in shareholders’ equity immediately in the income statement.

Three months ended March 31, 2005 compared to three months ended March 31, 2004

Operating Revenues

     Our consolidated operating revenues for the three months ended March 31, 2005 increased 18% to €190.4 million from €161.8 million for the comparable period of 2004. Expressed in U.S dollars, our consolidated operating revenues increased 25% to U.S.$252.2 million in the three months ended March 31, 2005 from U.S.$201.7 million for the comparable period in 2004. This increase was primarily attributable to our Services segment, and particularly our Offshore SBU.

     Services

     Operating revenues for our Services segment (excluding internal sales) increased 36% to €113.4 million for the three months ended March 31, 2005 from €83.1 million for the comparable period of 2004. In U.S. dollar terms, operating revenues increased 45% to U.S.$ 150.2 million for the three months ended March 31, 2005 from U.S.$103.5 million for the comparable period of 2004. This increase was primarily attributable to our Offshore SBU.

     Land SBU — Operating revenues for our Land SBU decreased 8% to €22.5 million for the three months ended March 31, 2005, from €24.6 million for the comparable period of 2004. In U.S. dollar terms, operating revenues decreased 3% to U.S.$ 29.8 million for the three months ended March 31, 2005 from U.S.$30.6 million for the comparable period of 2004. On average, nine crews were in operation during the three months ended March 31, 2005 and 2004.

     Offshore SBU — Operating revenues of our Offshore SBU for three months ended March 31, 2005 increased 92% to €66.9 million from €34.9 million for the comparable period of 2004. In U.S. dollars terms, operating revenues increased 104% to U.S.$ 88.6 million for the three months ended March 31, 2005 from U.S.$ 43.5 million for the comparable period of 2004 mainly due to the price increase in the exclusive marine market and the good productivity of our seismic vessels.

     Multi-Clients data sales increased 34% to €22.5 million for the three months ended March 31, 2005 from €16.8 million for the comparable period of 2004 principally due to a high level of after-sales.

     Exclusive contracts accounted for 66% of our marine seismic sales for the three months ended March 31, 2005 compared to 56% for the comparable period of 2004.

     The net book value of our marine multi-clients data library was €119.4 million as of March 31, 2005 compared to € 152.4 million as of March 31, 2004.

     Processing & Reservoir SBU — Operating revenues for our Processing & Reservoir SBU increased 2% to €24.0 million for the three months ended March 31, 2005 from €23.5 million for the comparable period of 2004. In U.S. dollars terms, operating revenues increased 9% to U.S.$31.7 million for the three months ended March 31, 2005 from U.S.$29.2 million for the comparable period of 2004 primarily attributable to a better demand in the marine acquisition market.

     Products

     Operating revenues for our Products segment decreased by 3% to €80.6 million for the three month ended March 31, 2005 from €82.8 million for the comparable period of 2004. In U.S. dollar terms, revenues increased 3% from U.S.$ 103.2 million for the three month ended March 31, 2005 to U.S.$106.8 million for the comparable period of 2004. Excluding intra-group sales, revenues decreased 2% to €77.0 million compared to €78.8 million for the comparable period in 2004. Sales of land recording systems, which reached record levels in the three months ended March 31, 2004, were slightly lower this first three month ended March 31, 2005, which was partly offset by increased demand for vibrators and marine products, especially the Seal recording system.

Operating Expenses

     Cost of operations, including depreciation and amortization, increased 17% to €149.9 million for the three months ended March 31, 2005 from €127.6 million for the comparable period of 2004. As a percentage of operating revenues, cost of operations was largely stable at 78.7% for the three months ended March 31, 2005 from 78.9% for the comparable period of 2004. Gross profit increased by 18% to €40.5 million for the three months ended March 31, 2005 from €34.2 million for the comparable period of 2004 but was stable at 21% of the operating revenues.

     Research and development expenditures increased 31% to €7.7 million for the three months ended March 31, 2005, from €5.9 million for the comparable period of 2004, representing 5% and 4% of operating revenues, respectively. This increase resulted from particular efforts on businesses acquired by Sercel in 2004.

     Selling, general and administrative expenses increased 2% to €19.8 million for the three months ended March 31, 2005 from €19.3 million for the comparable period of 2004. As a percentage of operating revenues, selling, general and administrative costs decreased to 10% for the three months ended March 31, 2005 from 12% for the comparable period of 2004.

Operating Income (Loss)

     Our operating income decreased 7% to €13.9 million for the three months ended March 31, 2005, from €14.9 million for the comparable period of 2004.

     Operating income for our Services segment was €0.1 million for the three months ended March 31, 2005 from an operating loss of €6.8 million for the comparable period of 2004. This increase was mainly due to improved productivity of our seismic vessels, higher prices in the exclusive marine acquisition sector and a higher level of after-sales, despite the negative effect of the euro/U.S. dollar exchange rate.

     Operating income from our Products segment decreased 32% to €15.7 million for three months ended March 31, 2005 from €23.0 million for the comparable period of 2004. This decrease was principally the result of a less favorable product mix and the unfavorable U.S. dollar/euro exchange rates.

     Other revenues decreased to €0.9 million for the three months ended March 31, 2005 from €5.9 million for the comparable period of 2004. Other revenues included primarily the positive effect of our financial instruments related to hedges of €1.5 million for the three months ended March 31, 2005 and €2.4 million for the comparable period of 2004.

Financial Income and Expenses

     Cost of financial debt decreased 10% to €5.4 million for the three months ended March 31, 2005, from €6.0 million for the comparable period of 2004. The decrease was mainly due to the change in the U.S. dollar/euro exchange rate as our debt is principally denominated in U.S. dollar.

     Other financial income was €0.9 million for the three months ended March 31, 2005 from a loss of €1.3 million for the comparable period of 2004.

Equity in Income (Losses) of Affiliates

     Income from investments accounted for under the equity method increased to €3.8 million for the three months ended March 31, 2005 from €2.1 million for the comparable period of 2004 and corresponds largely to our share in the income of Argas, our joint venture in Saudi Arabia, which operated three land crews during the three months ended March 31, 2005.

Income Taxes

     Income taxes increased 76% to €8.1 million for the three months ended March 31, 2005 from €4.6 million for the comparable period of 2004, principally due to Norwegian deferred tax adjustment and the increase of our U.S. income tax. The increase in U.S. income tax is primarily due to the increase of taxable income in the United States that, beginning in 2004, can no longer be offset by net operating loss carryforwards in 2004 and to the high level of U.S. multi-client survey sales.

     Because we earn a majority of our taxable income outside of France, foreign taxation significantly affects our overall income tax expense. We are not subject to a worldwide taxation system, and the income tax paid in foreign countries, mainly based on revenues, does not generate comparable tax credits in France.

Net Income (Loss)

     Net income was €5.1 million for the three months ended March 31, 2005 from income of €5.0 million for the comparable period of 2004.

Liquidity and Capital Resources

     Our principal needs for capital are the funding of ongoing operations, capital expenditures, investments in our multi-client data library and acquisitions. We have financed our capital needs with cash flow from operations, borrowings under bank facilities and offerings of notes. We believe that net cash provided by operating activities, the additional financing resources generated by our offerings of notes and available borrowings under bank facilities will be sufficient to meet our liquidity needs for the foreseeable future.

Operations

     Net cash provided by operating activities was €17.8 million for the three months ended March 31, 2005 compared to €41.3 million for the comparable period of 2004. Before changes in working capital, net cash provided by operating activities for the three months ended March 31, 2005 was €46.5 million compared to €35.6 million for the comparable period of 2004. Changes in working capital had a negative impact on cash from operating activities of €28.7 million in the first three months of 2005 compared to a positive impact of €5.7 million for the comparable period for 2004.

Investing Activities

     During the first quarter of 2005, we incurred capital expenditures of €13.5 million, among which €0.2 million of capital leases.

     In the three months ended March 31, 2005, we also invested €6.3 million in our multi-client library, in deep-water areas in the Gulf of Mexico and offshore Brazil. As of March 31, 2005, the net book value of our marine multi-client data library was €119.4 million.

Financing Activities

     Net cash used in financing activities during the first three months of 2005 was €52.8 million compared to €3.8 million for the comparable period of 2004. On January 26, 2005, we redeemed U.S.$75 million principal amount of our outstanding 105/8% senior notes due 2007. We paid an early redemption premium of 5.3125% of the principal amount of notes redeemed (U.S.$4.0 million) plus accrued and unpaid interest.

     Net financial debt as of March 31, 2005 was €133.4 million, an increase of 9% from €122.5 million as of December 31, 2004. The ratio of net debt to equity increased to 30% as of March 31, 2005 from 29% as of December 31, 2004 and 39% as of March 31, 2004.

     “Net debt” is the amount of bank overdrafts, plus current portion of long-term debt, plus long-term debt, less cash and cash equivalents. The following table presents a reconciliation of net debt to financing items of the balance sheet at March 31, 2005 and at December 31, 2004:

(in millions of euros)
	March 31, 2005	December 31, 2004
Bank overdrafts	6.4	2.8
Current portion of long-term debt	27.9	73.1
Long-term debt	178.9	177.2
Less cash and cash equivalents	79.8	130.6

Net debt	133.4	122.5

     On November 4, 2004, we issued U.S.$84,980,000 principal amount of 7.75% subordinated bonds convertible into new ordinary shares or redeemable into new shares and/or existing shares and/or in cash, maturing in 2012, to Onex Partners LP, Onex American Holdings II LLC, Onex US Principals LP and CGG Executive Invesco, LLC. We used the net proceeds of U.S.$79.0 million to redeem the notes described in the previous paragraph.

     On March 12, 2004, CGG, CGG Marine and Sercel signed a revolving credit facility agreement of U.S.$60 million with certain banks and financial institutions acting as lenders. The purpose of this agreement was to replace the previous multi-currency facility agreement dated September 15, 1999, as amended on August 31, 2000, which was cancelled. The lenders were granted a lien on the accounts receivable of CGG, CGG Marine and Sercel S.A. The facility has a term of three years and will begin amortizing after March 11, 2006, one year from its final maturity. It is currently undrawn.

     ORBDA for the three months ended March 31, 2005 was €48.5 million compared to €38.9 million for the comparable period of 2004.

"ORBDA” (Operating Result Before Depreciation and Amortization, previously denominated “Adjusted EBITDA”) is defined as operating income (loss) excluding non-recurring revenues (expenses) plus depreciation, amortization and additions (deductions) to valuation allowances of assets and add-back of dividends received from equity companies. ORBDA is presented as additional information because we understand that it is one measure used by certain investors to determine our operating cash flow and historical ability to meet debt service and capital expenditure requirements. However, other companies may not present ORBDA or may present differently than we do. ORBDA is not a measure of financial performance under IFRS or U.S. GAAP and should not be considered as an alternative to cash flow from operating activities or as a measure of liquidity or an alternative to net income as indicators of our operating performance or any other measures of performance derived in accordance with IFRS or U.S. GAAP.

     The following table presents a reconciliation of ORBDA to operating income for the periods indicated as follows:

(in millions of euros)	March 31,
	2005	2004
Operating income	13.9	14.9
Depreciation and Amortization	16.1	16.7
Multi-client surveys Amortization	14.0	12.5
Variation of current assets allowance.	—	(2.2)
Dividends received from equity company	4.2	—
Non recurring gains (losses)	0.3	(3.0)

ORBDA	48.5	38.9

     For a more detailed description of our financing activities, see “Liquidity and Capital Resources” in our annual report on Form 20-F for the year ended December 31, 2004.

Contractual Obligation

     The following table sets forth our future cash obligations as of March 31, 2005:

(in € million)

	Payments Due by Period
	Less than 1 year	2-3 years	4-5 years	More than 5 years	Total
Long-Term Debt	6.5	120.2	1.0	66.6	194.3
Capital Lease Obligations	17.9	6.0	—	—	23.9

(in € million)

	Payments Due by Period
	Less than 1 year	2-3 years	4-5 years	More than 5 years	Total
Operating Leases	41.5	36.1	2.5	0.6	80.7
Other Long-Term Obligations (bond interest)	17.4	34.7	10.2	14.2	76.5

Total Contractual Cash Obligations	83.3	197.0	13.7	81.4	375.4

Trend Information

Currency Fluctuations

     As a company that derives a substantial amount of its revenue from sales internationally, we are subject to risks relating to fluctuations in currency exchange rates. In each of the years ended December 31, 2004, 2003 and 2002, over 90% of our operating revenues and approximately two-thirds of our operating expenses were denominated in currencies other than the euro. These included the U.S. dollar and, to a significantly lesser extent, other non-euro Western European currencies, principally the British pound and the Norwegian kroner. In addition, a significant portion of our revenues that were invoiced in euros related to contracts that were effectively priced in U.S. dollars, as the U.S. dollar often serves as the reference currency when bidding for contracts to provide geophysical services. Our exposure to fluctuations in the euro/ U.S. dollar exchange rate has increased considerably over the last few years due to increased sales outside of Europe.

     Fluctuations in the exchange rate of the euro against such other currencies, particularly the U.S. dollar, have had in the past and can be expected in future periods to have a significant effect upon our results of operations. Since we participate in competitive bids for data acquisition contracts that are denominated in U.S. dollars, an appreciation of the U.S. dollar against the euro improves our competitive position against that of other companies whose costs and expenses are denominated in U.S. dollars. For financial reporting purposes, such appreciation positively affects our reported results of operations since U.S. dollar-denominated earnings that are converted to euros are stated at an increased value. A depreciation of the U.S. dollar against the euro, such as has occurred since the second half of 2003, has the opposite effect.

     We attempt to match foreign currency revenues and expenses in order to balance our net position of receivables and payables denominated in foreign currencies. For example, charter costs for our seismic vessels, as well as our most important computer hardware leases, are denominated in U.S. dollars. Nevertheless, during the past five years such dollar-denominated expenses have not equaled dollar-denominated revenues, principally due to personnel costs payable in euros.

     We do not enter into forward foreign currency exchange contracts for trading purposes.

Seasonality

     Our land and marine seismic acquisition activities are seasonal in nature. We generally experience decreased revenues in the first quarter of each year due to the effects of weather conditions in the Northern Hemisphere and to the fact that our principal clients are generally not prepared to fully commit their annual exploration budget to specific projects during such period. We have historically experienced higher levels of activity in our equipment manufacturing operations in the fourth quarter as our clients seek to fully deploy annual budgeted capital.

     Item 3: QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

     Because we operate internationally, we are exposed to general risks linked to operating abroad. The table below provides information about our market sensitive financial instruments and constitutes a “forward-looking statement”. Our major market risk exposures are changing interest rates and currency fluctuations. Our policy is to manage interest rates through use of a combination of fixed and floating rate debt. Interest rate swaps may be used to adjust interest rate exposures when appropriate, based upon market conditions. A portion of our current assets is denominated in foreign currencies, which exposes us to market risk associated with exchange rate movements. Our policy generally is to hedge major foreign currency cash exposures through foreign exchange forward contracts. These contracts are entered into with major financial institutions, thereby minimizing the risk of credit loss. All instruments are entered into for non-trading purposes.

     The table below presents principal amounts and related weighted average interest rates by year of maturity for our debt obligations and our foreign exchange forward contracts, all of which mature in one year or less and their fair value as of March 31, 2005.

Fair value (in € millions)	2006	2007	2008	2009	2010	Thereafter	Total	Fair Value
Cap contracts
Interest rate cap U.S. dollar	—
Capped rate	—%
Debt
U.S. dollar	5.1	118.8	0.1	0.1	0.1	66.4	190.6	197.8
Average fixed rate	3.67%	10.47%	8.15%	8.15%	8.15%	7.75%	9.3%
U.S. dollar	3.3	1.6	1.7	0.6	0.1	0.3	7.6	7.6
Average variable rate	2.67%	2.55%	2.68%	3.11%	7.65%	7.65%	2.5%
Euro	6.2	3.5	—	—	—	—	9.7	9.2
Average fixed rate	5.68%	6.21%					5.9%
Euro	8.1	—	—	—	—	—	8.1	8.1
Average variable rate	2.48%						2.5%
Other currencies	1.3	0.1	—	—	—	—	1.4	1.3
Average fixed rate	29.91%	7.48%					28.9%
Other currencies	0.1	0.1	0.1	0.1	—	—	0.4	0.4
Average variable rate	6.63%	6.63%	6.63%	6.63%			6.6%
Foreign Exchange — Firm commitments
Forward sales (in U.S.$)	245.3							2.7
U.S. dollars average rate	1.278
Options — Puts (in U.S.$)	—
U.S. dollars average rate	—

     Item 4: CONTROLS AND PROCEDURES

     As of the end of the period covered by this report, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, under the supervision of our management, including our Chief Executive Officer and our Chief Financial Officer. Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that such controls and procedures are effective to ensure that information required to be disclosed in reports filed with or submitted to the SEC under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms.

     There has been no change in our internal control over financial reporting during the quarter covered by this report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

PART II

Item 1: LEGAL PROCEEDINGS

     Not applicable.

Item 2: UNREGISTERED SALES OF SECURITIES AND USE OF PROCEEDS

	Total number				Maximum number of
	of shares purchased				shares that may yet
	as part of the 2004	Total number of	Average price paid		be purchased under
	program (a)	shares purchased	per share	Total amount paid	the program

January, 2005 (a)	14,729	14,729	€54.20	€798 295	1,167,272
February, 2005 (a)	14,479	14,479	€64.12	€928 407	1,167,272
March, 2005 (a)	12,328	12,328	€66.58	€820 800	1,167,272

TOTAL	41,536	41,536	€61.33	€2,547,502	1,167,272

(a)	Shares purchased as part of the 2004 program approved by the shareholders’ meeting of May 13, 2004, authorizing purchases of shares up to 10% of the common stock of CGG at a maximum price of €80 per share; this program replaced the previous program approved by the shareholders’ meeting of May 15, 2003.

Item 3: DEFAULTS UPON SENIOR SECURITIES

     Not applicable.

Item 4: SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

     Not applicable.

Item 5: OTHER INFORMATION

     Not applicable.

Item 6: EXHIBITS AND CURRENT REPORTS ON FORM 6-K

Exhibits

The following instruments and documents are included as Exhibits to this report. Exhibits incorporated by reference are so indicated.

Exhibit No	Exhibit
4.1*	Indenture dated as of April 28, 2005 between us and JP Morgan Chase Bank as Trustee, which includes the form of the 7½% Senior Notes due 2015 as an exhibit thereto
31.1*	Certificate issued by the CGG Chairman and Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act
31.2*	Certificate issued by the CGG Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act

*	Filed herewith.

Reports on Form 6-K

On January 5, 2005, we submitted a report on Form 6-K including a press release announcing the partial redemption of our $225 million 10⅝% Senior Notes due 2007.

On January 7, 2005, we submitted a report on Form 6-K including a press release announcing that we had won land acquisition backlog worth $115 million.

On February 16, 2005, we submitted a report on Form 6-K including a press release announcing our full year and fourth quarter 2004 unaudited revenues.

On February 23, 2005, we submitted a report on Form 6-K including a press release announcing the development of our presence in India.

On March 9, 2005, we submitted a report on Form 6-K including a press release announcing our final 2004 consolidated results.

On March 10, 2005, we submitted a report on Form 6-K including a press release announcing that the Beacon Group intended to sell its shares of our company.

On April 19, 2005, we submitted a report on Form 6-K including a press release announcing that we were pursuing an offer of senior notes in the international capital markets.

On April 19, 2005, we submitted a report on Form 6-K including a press release announcing that CGG vessels had secured an acquisition backlog worth an additional $75 million.

On May 4, 2005, we submitted a report on Form 6-K including a press release announcing the closing of our offering of US$165 million 7½% Senior Notes due 2015.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

/s/  Michel Ponthus
Compagnie Générale de Géophysique
(Registrant)
/s/  Michel Ponthus
Michel Ponthus
Senior Executive Vice President
Human Resources & Finance and Chief Financial Officer

Date: May 12, 2005